UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2014

Bio Blast Pharma LTD.

(Translation of registrant's name into English)

37 Dereh Menachem Begin St., 15th Floor

Tel-Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

CONTENTS

This Report of Foreign Private Issuer on Form 6-K of the registrant consists of the press release issued by the registrant on August 29, 2014 announcing the registrant’s second quarter financial results for the period ending June 30, 2014, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Exhibit No.

99.1	Press Release issued by Bio Blast Pharma Ltd. on August 29, 2014, announcing its financial results for the period ending June 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bio Blast Pharma Ltd. (Registrant) By /s/ Dalia Megiddo
Name: Dalia Megiddo
Chief Executive Officer and President

Date: August 29, 2014